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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                     PRESS RELEASE ISSUED ON MAY 9, 2002
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                      Form 40-F  X
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(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No  X
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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release issued on May 9, 2002 (07/02).

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                              [QUEBECOR WORLD LOGO]




MAY 9, 2002                                                              07/02

FOR IMMEDIATE RELEASE                                               Page 1 of 2


                     QUEBECOR WORLD INVESTS CDN $1.6 MILLION
                            IN ITS ATLANTIC DIVISION
                        AT THE SAINT JOHN, N. B. FACILITY


MONTREAL, CANADA - Quebecor World Inc. (NYSE, TSE: IQW), the global leader in the commercial print media industry, today announced it is enhancing its Quebecor World Atlantic platform by installing two additional web presses at its Saint John, New Brunswick, facility.

The presses will provide a printing capacity of 208 million impressions per year, and will produce retail inserts for customers in Canada and the U.S. These additional assets in the Atlantic Region will strengthen Quebecor World's National Retail program and allow the Saint John facility to better service its local and U.S. customers.

"This investment shows a strong commitment to our Atlantic platform which is a key component of our coast-to-coast North American Retail Network. Incorporating more than 20 facilities Quebecor World's diverse retail platform offers customers a one stop shopping solution to respond to their advertising needs," said Dave Boles, President of Quebecor World's North American Retail Group. "Our strategically located Atlantic facilities produce product for advertising campaigns across the United States and Canada working with such well known retailers as Shoppers Drug Mart, Canadian Tire, Sears and Kinney Drugs."

Quebecor World is the global leader in print media services but is also committed to local markets, and is constantly looking for ways to improve service to all its customers. "Even in a challenging economy, Quebecor World continues to improve its platform," said Tony Galasso, Regional Vice President, Retail Group. "Our ultimate goal is to provide our customers the flexibility, quality and service that will allow us to grow together."

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                                                                       Page 2/2

Quebecor World Atlantic is part of the Eastern Canadian Retail Group producing retail inserts, catalogues, and high quality sheetfed products: brochures, newsletters and magazines. Staffed by some of the most dedicated and skilled employees in the industry this full service platform provides digital photography, design, electronic prepress and a full bindery service to its customers. The company's long standing partnerships with local retail, grocery, hardware and drug store clients has allowed it to employ a local workforce which has an average length of service of 10 plus years. The group encompasses three facilities, LaSalle - Quebec, Saint John - N. B. and Dartmouth - N. S. with its primary focus on the local retail markets.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tony Ross
Director, Communications
Quebecor World Inc.
Office: (514) 877-5317
Toll Free: 800 567-7070

Jeremy Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
Office: (514) 877-5118
Toll Free: 800 567-7070

Robbie Hill
Director of Sales
Quebecor World Atlantic Saint John
Office : (506) 633-3600

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           QUEBECOR WORLD INC.



                           By:    /s/ Marie D. Hlavaty
                                  -------------------------------------------
                           Name:  Marie D. Hlavaty
                           Title: Vice President, General Counsel & Secretary



Date: May 9, 2002